Exhibit (a)(5)(I)

IN THE SUPERIOR COURT OF FULTON COUNTY

STATE OF GEORGIA

JAY PHELPS individually and on behalf all others similarly situated,
Plaintiff, v.	CIVIL ACTION NO: 2011-CV-203228

RADIANT SYSTEMS, INC. et al.,

Defendants.
CITY OF WORCESTER RETIREMENT SYSTEM, individually and on behalf all others similarly situated,

Plaintiff,	CIVIL ACTION NO: 2011-CV-203297

v.

RADIANT SYSTEMS, INC. et al.,

Defendants.
OAKLAND COUNTY EMPLOYEES’ RETIREMENT SYSTEM, Individually And on Behalf of All Others Similarly Situated,	CIVIL ACTION NO. 2011-CV-203324
Plaintiff,

v.

RADIANT SYSTEMS, INC. et al.

Defendants.

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiffs Jay Phelps, City of Worcester Retirement System, and Oakland County Employees’ Retirement System (collectively “Plaintiffs”), through their counsel, allege upon information and belief, except for allegations pertaining to Plaintiffs, which are based upon personal knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiffs on behalf of themselves and all other public shareholders of Radiant Systems, Inc. (“Radiant” or the “Company”) common stock for injunctive and other appropriate relief in connection with the Agreement and Plan of Merger (“Merger Agreement”) entered into between Ranger Acquisition Corporation (“Ranger”) NCR Corporation (together with Ranger, “NCR”) and Radiant on July 11, 2011, pursuant to which NCR would commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of Radiant common stock for approximately $1.2 billion in cash, or $28.00 per share (the “Proposed Transaction”). The Proposed Transaction has been agreed to by the boards of NCR and Radiant and is expected to close in the third quarter of 2011.

2. In addition, pursuant to a voting agreement entered into July 11, 2011, and annexed to the Merger Agreement as an exhibit (the “Voting Agreement”), certain Radiant officers and directors who collectively own 10 percent of the Company’s outstanding stock already have agreed to tender theirs shares in the Tender Offer. Thus, while adoption of the Merger Agreement is subject to the condition that a majority (51 percent) of Radiant’s outstanding shares have been tendered, 10 percent of the Company’s shares are already pre-determined to be tendered. Therefore, a tender by Radiant’s public shareholders is already less meaningful because NCR only needs approximately 40 percent of the remaining shareholders to tender their shares in the Tender Offer.

3. On July 25, 2011, the Company filed with the United States Securities and Exchange Commission (“SEC”) its Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934 (the “Recommendation Statement”) recommending the Proposed Transaction. The Recommendation Statement is insufficient for Radiant shareholders to make an informed decision as to whether to tender their shares in the Tender Offer. As alleged herein, among other things, the Recommendation Statement omits material information regarding financial information relating to the present and future value of the Company.

4. The Proposed Transaction reflects an effort by NCR to buy Radiant at an unfair price, and represents only a 30.54 percent premium over the $21.45 closing price of Radiant on the last trading day before the Proposed Transaction was announced publicly. The consideration that NCR has stated it will offer to Radiant shareholders is unfair and inadequate because, among other things, the intrinsic value of Radiant common stock is materially higher than the amount offered, giving due consideration to the emergence of new technologies and expansion of the Company’s software products and capabilities. The offer price also fails to take into account the Company’s impressive revenue growth in recent years. Analysts estimate that Radiant will earn $384.97 million in revenue for fiscal year 2011, a 10.6 percent increase over 2010.

5. Because the Proposed Transaction is an all-cash sale of the Company, the Radiant Board is required to take steps to maximize shareholder value as Radiant shareholders are being forever cashed-out of their investment in the Company. The Board of Directors of Radiant breached its fiduciary duties to the Company’s shareholders by, among other things, failing to adequately shop the Company before entering into the Proposed Transaction at an inadequate price. Furthermore, the Radiant Board breached its fiduciary duties by agreeing to onerous and unreasonable deal protection devices, including, among other things, a “no-shop” provision and a steep termination fee that may effectively preclude other topping bids.

6. Radiant and NCR structured the Proposed Transaction as a Tender Offer so that the deal could close within a month of its announcement. This timeline effectively precludes a topping bid because other potential bidders could not arrange financing, present a “Superior Proposal” sufficient to allow the Radiant Board to provide it with due diligence, complete and digest the due diligence and finalize the terms of the competing transaction within the short time frame. To further guarantee the expedited timeline of the Proposed Transaction, the Radiant Board granted NCR a “Top-Up Option” that allows Defendants to avoid the lengthy process of a shareholder vote.

7. Certain members of Radiant’s senior management and Board were motivated to enter into the Merger Agreement with NCR because they will benefit as a result of the Proposed Transaction to the detriment of the Company’s public shareholders. Specifically, Radiant’s Chief Executive Officer, Defendant John H. Heyman (“J. Heyman”), and its Chairman of the Board, Defendant Alon Goren (“Goren”), each entered into a two year non-compete agreement that will be effective upon the closing of the Proposed Transaction. Radiant’s Senior Executive Change in Control Plan (the “CIC Plan”) entitle these individuals to financial windfalls upon termination following a change in control. Additionally, members of Radiant’s management will continue in similar roles at the new combined company, thus allowing these individuals to continue to reap the benefits of Radiant’s growth. For example, Andrew Heyman (“A. Heyman”), Defendant J. Heyman’s brother and Radiant’s Chief Operating Officer (“COO”), secured a lucrative retention agreement (the “Retention Agreement”) with the combined company. Finally, many members of Radiant’s Board hold restricted stock units (“RSUs”) or stock options that vest immediately upon consummation of the Proposed Transaction.

Meanwhile, Radiant’s public shareholders will be forever cashed out of their investment at an inadequate price.

8. As described in detail herein, these breaches will result in Radiant’s shareholders being irreparably harmed by being deprived of the opportunity to receive fair value for their shares. Accordingly, Plaintiffs seek to enjoin the sale of the Company, or to rescind the Proposed Transaction in the event of its consummation. The members of the Radiant Board must, as their fiduciary duties require, act to maximize value for the stockholders in connection with a sale of the Company.

THE PARTIES

9. Plaintiff Jay Phelps is and has been the owner of Radiant common stock continuously since prior to the wrongs complained of herein.

10. Plaintiff City of Worcester Retirement system is, and was at all times relevant hereto, a stockholder of Radiant common stock.

11. Plaintiff Oakland County Employees’ Retirement System is, and was at all times relevant hereto, a holder of Radiant common stock.

12. Defendant Radiant is a corporation organized under the laws of the State of Georgia, with headquarters located at 3925 Brookside Parkway, Alpharetta, Georgia 30022. Radiant provides technology solutions for managing site operations in the hospitality and retail industries. The Company offers a variety of site management systems, including point-of-service (“POS”), self-service kiosk, and back-office systems. These systems consist of touch screen terminals, servers, handheld devices and peripherals, including printers, customer displays and cash drawers, as well as POS and back-office software that can be integrated with third-party solutions. Radiant operates in three segments: Hospitality-Americas; Retail & Entertainment-

Americas; and International. The Hospitality-Americas segment provides an integrated technology solution which meets the needs of a wide variety of hospitality operators in North, Central and South America. The Retail & Entertainment-Americas segment provides store and office-oriented technologies for the automation of retail businesses in the Americas, from specialized retailers to large convenience store chains and POS solutions for entertainment venues including stadiums, arenas and cinemas. The International Segment includes its operations in Europe, the Middle East, Africa, Asia, Australia, and New Zealand, outside of the Company’s other two segments, and primarily focuses on restaurants and petroleum and convenience retailers. The Company’s customers include leadings brands and venues like Exxon Mobil, Kroger, and Nordstrom. Radiant was founded in 1985 and its stock is listed on the NASDAQ under the symbol “RADS.”

13. Defendant Alon Goren (“Goren”), one of the founders of the Company, is the chairman of the Board of Directors. He has served as the Chairman of the Board and as Chief Technology Officer of the Company since its inception in 1985.

14. Defendant John H. Heyman (“J. Heyman”) has served as a director of the Company since 1996 and as Chief Executive Officer since 2002. He served as Chief Financial Officer from 1995 to 2003 and as Executive Vice President from 1995 to 2001.

15. Defendant Donna A. Lee (“Lee”) has served as a director of the Company since 2007. She is a member of the Audit Committee and the Compensation Committee of the Board of Directors.

16. Defendant James S. Balloun (“Balloun”) has served as a director of the Company since 1997. He is the Lead Independent Director and Chairman of the Nominating and Corporate Governance Committee.

17. Defendant J. Alexander Douglas, Jr. (“Douglas”) has served as a director of the Company since 2001. He is a member of the Nominating and Corporate Governance Committee and of the Compensation Committee.

18. Defendant Michael Z. Kay (“Kay”) has served as a director of the Company since 2002. He is the Chairman of the Compensation Committee and a member of the Audit Committee.

19. Defendant William A. Clement (“Clement”) has served as a director of the Company since 2005. He is the Chairman of the Audit Committee and a member of the Compensation Committee.

20. Defendant Philip J. Hickey, Jr. (“Hickey”) has served as a member of the Radiant Board of Directors since 2011. He is a member of the Audit Committee.

21. Defendant Nick Shreiber (“Shreiber”) has served as a member of the Board of Directors since 2011. He is a member of the Compensation Committee of the Board of Directors.

22. The defendants identified in ¶¶ 13-21 constitute the entire Radiant Board of Directors. They are referred to herein collectively as the “Directors” or the “Individual Defendants.” By reason of their positions, the Individual Defendants owe fiduciary duties of loyalty, due care, good faith, fair dealing and candor to Radiant’s shareholders.

23. Defendant NCR is a corporation organized and existing under the laws of the State of Maryland, with its principal office located in Duluth, Georgia. It was founded in 1884. NCR provides technologies and services that help businesses primarily in the financial services industry to connect, interact, and relate with their customers worldwide. The company offers financial-oriented self-service technologies, such as ATMs, cash dispensers, and software solutions and consulting services. NCR also provides self-service kiosks to the retail and hospitality, travel and gaming, healthcare, and entertainment industries; retail-oriented technologies, such as POS terminals, bar-code scanners, software, and services; check and document imaging solutions, consisting of hardware, software, consulting, and support service that enable digital capture, processing, and retaining of check and item-based transactions for paper-based and image-based check and item processing. NCR’s stock is traded on the NYSE under the symbol “NCR.”

24. Defendant Ranger, a wholly owned subsidiary of NCR, is a Georgia corporation into which Radiant is to be merged pursuant to the Merger Agreement.

25. Radiant, the Individual Defendants, NCR and Ranger are sometimes collectively referred to herein as “Defendants.”

JURISDICTION AND VENUE

26. This Court has jurisdiction over each Defendant named herein because each Defendant is either a corporation that conducts business in and maintains operations in this county, or is an individual with sufficient minimum contacts with the State of Georgia so as to render the exercise of jurisdiction by the Georgia courts permissible under traditional notions of fair play and substantial justice.

27. Venue is proper in this court because one or more of the defendants either resides in or maintains executive offices in this county, a substantial portion of the transactions and wrongs complained of herein, including Defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Radiant and its shareholders occurred in this county, and Defendants have received substantial compensation in this county by doing business here and engaging in numerous activities that had an effect in this county. In addition, Radiant maintains its registered agent at 1201 West Peachtree Street, Suite 2800, Atlanta, Fulton County, Georgia 30309.

28. Jurisdiction and venue are proper in this Court.

CLASS ACTION ALLEGATIONS

29. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Ga. Code Ann. §9-11-23, on behalf of all Radiant shareholders who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

30. This action is properly maintainable as a class action for the following reasons:

a. The Class is so numerous that joinder of all members is impracticable. As of May 2, 2011, there were 40,214,363 shares of Radiant common stock outstanding. Upon information and belief, Radiant common stock is owned by thousands of shareholders of record nationwide.

b. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class, and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs will fairly and adequately represent the Class.

c. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class. Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

d. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

31. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include the following:

a.	Whether the Proposed Transaction is unfair to the Class;

b.	Whether the Proposed Transaction inadequately values Radiant;

c.	Whether the Individual Defendants have breached their fiduciary duties of due care, good faith, fair dealing, candor and loyalty with respect to Plaintiffs and the other members of the Class as a result of the conduct alleged herein;

d.	Whether the Individual Defendants have breached their fiduciary duty to consider alternatives to maximize value and secure the best price reasonably available under the circumstances for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

e.	Whether defendants Radiant and/or NCR participated in, or aided and abetted the Individual Defendants’ breaches of their fiduciary duties of due care, good faith, fair dealing, candor and loyalty;

f.	Whether the Proposed Transaction will result in payment to Plaintiffs and the Class that is unfair and inadequate; and

g.	Whether Plaintiffs and the other members of the Class will be irreparably harmed if the transaction complained of herein is allowed to proceed.

SUBSTANTIVE ALLEGATIONS

A.	Background

32. Radiant makes hardware and software systems used to manage restaurants and hotels. Specifically, the Company engages in the development, installation, and delivery of solutions for managing operations in the hospitality and retail industries worldwide. The

Company has more than 100,000 installations worldwide, and its customers include leading brands and venues in the restaurant and food service, sports and entertainment, petroleum and convenience, and specialty retail markets. Radiant was founded in 1985 and has offices in 75 countries in North America, Europe, Asia and Australia and it employs 1,000 people.

33. The Company’s main product is a POS solution, consisting of software and hardware that can be deployed as a touch-screen terminal, self-service kiosk or wireless hand-held device. Radiant also provides a wide range of subscription services to its customers, including hosting, online ordering, loyalty promotion, gift card management and employee theft and fraud prevention.

B.	Radiant is Poised for Continued Growth and Success

34. Radiant has been an extremely successful company. Over the last five years, the Company has delivered 15 percent compounded annual revenue growth and notable margin expansion as a result of the high customer demand for its expansive software offerings.

35. Despite sluggish earnings in fiscal year 2009 due to the global economic downturn, the Company is emerging and recovering from the slump. In 2010, Radiant’s revenue grew steadily, increasing significantly with each quarter: $79.5 million in the first quarter; $86 million in the second; $89.2 million in the third quarter; and $90.6 in the fourth quarter. Theses results represent increases of 17.7 percent, 23.3 percent, 25.8 percent and 16.5 percent respectively, as compared to the same quarters in fiscal year 2009.

36. In the fourth quarter of 2010, Radiant reported $0.33 earnings per share (“EPS”), beating the Thomson Reuters consensus estimate by $0.10, and the Company’s quarterly revenue increased 16.5 percent on a year-over-year basis.

37. The Company continued to realize impressive gains in 2011. According to Radiant’s Form 10-Q for the first quarter ending on March 31, 2011, filed with the SEC on May 9, 2011, the Company reported revenue of $87.14 million, which represents a 9.54 percent increase as compared to the same quarter last year. Defendant J. Heyman noted that the Company “continue[d] to see strong revenue growth led by our subscription services product line, along with ongoing margin expansion and cash flow generation.” Moreover, Mark Haidet, the chief financial officer of Radiant, noted that the Company “continue [s] to see organic and inorganic growth opportunities that we believe could evolve as the year progresses.” Based on the Ql 2011 performance, the Company increased its guidance for both revenue and earnings.

38. The Company remains well-positioned for continued growth and success. As noted by Defendant Heyman, “[s]trategically, we have multiple programs in place that are enabling us to expand our markets outside the United States as well as better penetrate our markets inside the United States.” Moreover, the joint press release announcing the Proposed Transaction stated “[t]he hospitality and specialty retail total addressable markets are approximately $8 billion in size and under-penetrated by industry leaders.”

39. As new technology continues to emerge, Radiant has announced expansion of its products and the development of new initiatives. For example, on June 6, 2011, the Company announced the expansion of its mobile payment capabilities. Specifically, Radiant unveiled improvements to its mobile pay platform that enable restaurateurs and retailers to complete transactions faster and create a more intimate and pleasing on-site experience. Similarly, on May 25, 2011, Radiant announced the launch of new touch screen POS terminals for stadiums and arenas. In March 2011, the Company launched additional security services to help restaurant and retail operators to protect customer data.

40. Analysts also expect Radiant will enjoy continued success. On March 16, 2011, Radiant was upgraded to “buy” from “neutral” by analysts Sidoti & Company, LLC. Moreover, on www.finance.yahoo.com, an average of seven analyst estimates provide that the Company will earn revenue of $96.29 million for the second quarter of 2011 and $98.74 million for the third quarter of 2011. These forecasts represent increases of 10.6 percent and 10.63 percent, respectively, as compared to the same quarters in 2010. Similarly, on the same website, an average of seven analyst estimates predict that Radiant will earn $384.97 million in revenue for fiscal 2011, an increase of 10.6 percent over the prior year.

41. Additionally, the joint press release touted Radiant’s “impressive margin expansion as a result of the high customer demand for its expansive software offerings.”

42. A financial commentator for The Street noted:

[Radiant’s] strengths can be seen in multiple areas, such as its robust revenue growth, largely solid financial position with reasonable debt levels by most measures, solid stock price performance, impressive record of earnings per share growth and compelling growth in net income. Although no company is perfect, currently we do not see any significant weaknesses which are likely to detract from the generally positive outlook.

43. The Radiant Board and NCR were, therefore, well aware of Radiant’s impressive financial performance and its expected future growth.

C.	NCR Seeks to Acquire Radiant at an Inadequate Price

44. NCR is a maker of cash registers, automated teller machines and other technological devices for the retail, financial services, travel, health care, hospitality, entertainment and gaming industries.

45. On July 11, 2011, after the close of the market, NCR and Radiant announced that they had entered into a definitive agreement under which NCR will acquire all of the outstanding shares of Radiant common stock through a cash tender offer valuing the company at approximately $1.2 billion. Under the terms of the Merger Agreement, Radiant shareholders will receive $28 per share in cash for each share of Radiant stock they own. The proposed deal price represents only a 31 percent premium over the closing price of Radiant on July 11 2011.

46. The Merger Agreement states that Radiant retained Jefferies & Company, Inc. (“Jefferies”) and SunTrust Robinson Humphrey, Inc. (“SunTrust”) as financial advisors in connection with the Proposed Transactions. Jefferies rendered a fairness opinion to the Radiant Board in connection with the Proposed Transaction on July 11, 2011. Interestingly, SunTrust did not provide a fairness opinion.

47. The Proposed Transaction is part of NCR’s strategy to broaden its mix of software and services and will give NCR a foothold into the $8 billion hospitality and specialty retail markets. NCR said it plans to take advantage of Radiant’s established position in quick-service and table-service restaurants, specialty and convenience retailers and entertainment venues by combining Radiant’s offerings with its own. The Proposed Transaction accelerates NCR’s strategy of expanding into core industry adjacencies, increasing revenue growth rates and expanding margins by enhancing its mix of software and services. Specifically, Radiant’s market-leading software capabilities will significantly enhance NCR’s solutions, creating a superior portfolio of multichannel POS and self-service solutions. NCR said it will create a hospitality and specialty retail market segment. NCR executives commented that “Radiant Systems is a logical and strategic extension for NCR, moving us into attractive fast-growth adjacent markets.” NCR estimates that the deal will accelerate its revenue growth and contribute to earnings as early as next year.

48. Recognizing that Radiant was poised to continue tremendous growth due to its promising new products, NCR seized on the opportunity to acquire the Company at a low price, and the Radiant Board acquiesced in a sale of the Company at that price notwithstanding the lack of an adequate sale process and special incentives for Radiant’s management to support the Proposed Transaction.

49. The consideration offered as part of the Proposed Transaction is inadequate and undervalues Radiant, especially in light of the fact that Radiant has announced stellar revenues, has only recently announced the development of several innovative products with tremendous potential, and is poised for continued growth because of these products.

50. The offer price fails to provide Radiant shareholders with adequate consideration for synergies that NCR has acknowledged will be realized as a result of the Proposed Transaction. As William Nuti, the Chairman, CEO and President of NCR acknowledged:

The combination is expected to provide substantial financial benefits as well. It is expected to deliver ongoing annual synergies in the $50 million range, and multiple avenues for revenue synergies. The deal is expected to be accretive in year one on a non-GAAP basis, and fully syncs with our stated financial drivers, revenue growth, gross margin NPOI and non-GAAP EPS expansion.

*        *        *

[C]ost synergy opportunities have been identified in varying degrees throughout our administrative and operational processes. In 2012, we anticipate generating $20 million to $30 million in pre-tax cost savings, as we eliminate Radiant’s public reporting requirements, and begin to execute on integration. . . . There are significant synergies and we know what it will take to achieve them.

51. The inadequacy of the consideration offered in connection with the Proposed Transaction is also highlighted by the fact that Radiant’s stock is currently trading above offer price – indicating the market’s view of the adequacy of the offer price.

D.         The Merger Agreement Contains Unreasonable Deal Protection Devices

52. The Merger Agreement includes a combination of onerous and unreasonable deal protection devices that may effectively preclude topping bids. Notably, Nuti stated that if a competing bid emerged, NCR would “look at [its] options,” but admitted that “there are solid deal protections in place.”

53. For example, Section 6.2(a) contains a “no-shop” provision that prohibits Radiant from soliciting, initiating, knowingly encouraging or taking any other action that may lead to an alternative Transaction proposal. In addition, Section 6.2(a) of the merger agreement provides that Radiant can only talk with and provide information to any third-party bidder if the Radiant board determines that it has received a “Superior Proposal” from that bidder. Even then, the third-party bidder would be required to enter into a confidentiality agreement which “contains terms that in all material respects are no less favorable to the Company” than those contained in the confidentiality agreement between NCR and Radiant.

54. Section 6.2(b) of the merger agreement also places severe restrictions on the ability of Radiant’s Board to change its recommendation on the Proposed Transaction. Specifically, the Radiant Board may not “withhold, withdraw or modify” its recommendation on the Proposed Transaction, or adopt, approve, endorse, declare advisable or recommend and alternative proposal, unless, among other things, the Radiant Board has determined, in consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that failing to do so “would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.” Moreover, if Radiant receives a superior proposal to the Proposed Transaction, Radiant must give NCR three business days to amend the

Proposed Transaction so that the alternative proposal would no longer be considered superior to the Proposed Transaction.

55. Under Section 6.2(c) of the merger agreement, as promptly as practicable, and in any event within twenty-four hours following receipt of any offer or inquiry that could be considered to lead to an alternative proposal, Radiant must also provide NCR orally and in writing with: (i) any Transaction Proposal or any request for information or inquiry that expressly contemplates or could reasonably be expected to lead to an Transaction Proposal; (ii) the material terms and conditions of such Transaction Proposal, request or inquiry (including any material change to the financial terms, conditions or other material terms thereof); and (iii) the identity of the Person or group making such Transaction Proposal, request or inquiry This provision applies whether or not the Radiant Board has determined that the alternative offer constitutes a superior offer to NCR’s offer.

56. Section 8.5(b) of the merger agreement is also unfair to Radiant shareholders because it provides for a $35.7 million termination fee, or 3 percent of the overall deal value, in the event that Radiant terminates the merger agreement under certain circumstances. These provisions will deter potential bidders from coming forward.

57. The Merger Agreement also discloses that insider shareholders (including the defendant Goren, Chairman of the Board, who is the largest single shareholder with a 7% stake) have entered into a Voting Agreement whereby they agree to tender their shares in favor of the Proposed Transaction. These shares represent 7% of total shares outstanding and 10% of fully diluted shares outstanding (i.e. including options that vest before the effective date of the merger). Therefore, with 10% of Radiant shares locked up, only 40% of public shareholders need to tender their shares to effectuate the Proposed Transaction. In other words, even if a majority of Radiant’s non-affiliated shareholders were to vote down the Proposed Transaction, it still may be accepted based on the 10% of fully diluted shares that Radiant insiders hold and that have been pledged to support the Proposed Transaction. This renders public shareholder input less significant.

E	The Proposed Transaction Favors the Company’s Management and Directors to the Detriment of the Shareholders

58. Moreover, the deal unfairly benefits Radiant’s senior management to the detriment of the Company’s shareholders. According to an SEC filing, NCR expects that the large majority of Radiant leadership will join NCR and continue in the same capacities they currently hold. Specifically, NCR stated that A. Heyman, COO of Radiant, will become head of the Radiant entity within NCR. Thus, while Radiant’s shareholders are being cashed out of their investments at an unfair and inadequate price, stripped of any of the promising future growth of Radiant, the Company’s senior management will continue to share in the future profits and upswing of Radiant and its innovative hospitality and retail products.

59. Defendants J. Heyman and Goren each entered into a two-year non-compete agreement with Radiant and NCR that will be effective upon the closing of the Proposed Transaction. Radiant’s CIC Plan provides that J. Heyman is entitled to receive approximately $3.44 million, and Goren is entitled to receive approximately $582,000, upon termination following a change in control. As such, defendants Heyman and Goren have strong financial incentives to support the Proposed Transaction.

60. Moreover, Defendant J. Heyman is motivated to support the Proposed Transaction because of the Retention Agreement that he helped his brother, A. Heyman, secure. The Retention Agreement provides that if A. Heyman’s employment with Radiant is continued following the Proposed Transaction for a period of at least 18 months commencing upon the closing of the Offer, NCR will pay Andrew Heyman an aggregate bonus of $405,000, with $270,000 payable on the first anniversary of the closing of the Offer and the remaining $135,000 payable on the expiration of the 18-month period following the closing of the Offer.

61. Finally, most of the Individual Defendants hold stock options or RSUs that will automatically vest upon consummation of the Proposed Transaction pursuant to Section 4.5 of the Merger Agreement.1 This further motivates the Board to support the Proposed Transaction.

F. The Proposed Transaction is the Result of a Flawed Process

62. Based on all of the statements made by NCR and Radiant to date, it appears that Radiant did not conduct an open and fair auction process for the Company and, as a result, failed to maximize shareholder value. Open and fair auctions are a valuable tool to maximize shareholder value.

63. The Individual Defendants breached their fiduciary duties to the Radiant shareholders by failing to conduct an open and fair auction process, or any sort of meaningful market check, and thereby denied Radiant shareholders the true value of their investment. As described herein, rather than looking out for the best interests of Radiant shareholders, the Board allowed the Company’s management to ensure their continued involvement and positions with the combined Radiant/NCR company, while agreeing to and recommending to Radiant shareholders a cash-out Transaction that does not maximize the value of the shareholders’ interest in the Company. Further, because of the unreasonable deal protection devices identified

[1]

Section 4.5 of the Merger Agreement provides that “(i) each unexercised option to purchase Company Shares... whether vested or unvested, that is outstanding immediately prior to the Offer Closing Date... shall be canceled, with the holder of such Company Option becoming entitled to receive... cash,” and that “(ii) at the Offer Closing Date, all forfeiture restrictions on the Company Restricted Shares will lapse and they will be treated in the same manner as other outstanding Company Shares....”

above, it is likely that other potential bidders will not come forward, making the possibility of an open auction even more remote.

64. The timing of the Tender Offer poses an almost insurmountable obstacle to any potential competing bid. The Tender Offer commenced on July 25, 2011 and will remain open for 20 business days, or until August 19, 2011. As a result, in less than one month, Radiant will likely cease to exist as an independent public company. This expedited closing precludes alternative offers for the Company because potential bidders will be unable to conduct meaningful due diligence on Radiant or obtain adequate financing in time to make a Superior Proposal that may be considered by the Radiant Board. The time constraints, combined with the “Top-Up Option, deal protection devices, and Voting Agreement insulates the Proposed Transaction from competing bids.

65. The Radiant Board safe-guarded the expediency of the Proposed Transaction by providing NCR with a “Top-Up Option” that allows Radiant and NCR to avoid the protracted timeframe of a long-form merger. Pursuant to Section 1.3 of the Merger Agreement, if NCR does not secure the requisite number of shares for a short-form merger pursuant to the Tender Offer, Radiant may issue additional shares for purchase by NCR in order to close the transaction without a shareholder vote.

66. The Top-Up option serves no rational purpose other than to facilitate the closing of the Proposed Transaction as soon as possible and before Radiant shareholders have a meaningful opportunity to digest the material information provided to them by the Company in order to make an informed decision on whether to tender their shares.

67. The Individual Defendants have violated fiduciary duties owed to Radiant shareholders, causing injury for which Plaintiffs seek equitable relief or, as appropriate,

compensation. Defendants have failed to take adequate measures to ensure that the interests of Radiant’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and unduly restricts the Company’s ability to consider and accept a competing bid.

G.	The Radiant Board And NCR Caused The Misleading And Deficient Recommendation Statement To Be Filed With The SEC

68. On July 25, 2011, the Radiant Board and NCR caused the misleading Recommendation Statement to be filed with the SEC. As set forth below, the Recommendation Statement fails to fully and fairly disclose material information about the Proposed Transaction that must be disclosed to Radiant’s shareholders to enable them to render an informed decision as to whether to tender their shares. This omitted information, if disclosed, would significantly alter the total mix of information available to the average holder of Radiant’s stock.

69. Specifically, the “Background of the Offer” section (the “Background Section”) of the Recommendation Statement leaves many material questions unanswered, and provides misleading information to shareholders.

70. Among other things, the Background Section fails to explain why Radiant contacted SunTrust in May 2010 “to assist the Company in conducting financial analyses of its strategic alternatives,” but also contacted J.P. Morgan “to provide assistance in contacting prospective acquirors,” how such companies were selected, and why no engagement letters were executed in 2010.

71. The Background Section also fails to describe the criteria used by the Company and J.P. Morgan in determining that certain companies were “likely to have a strategic interest in

… a business combination with the Company,” and how many such companies were contacted in May 2010.

72. In addition, the Background Section states that Radiant’s management “had done some preliminary work in evaluating” inquiries received from several companies about a potential transaction, “including consulting with SunTrust,” but does not describe what other “preliminary work” Radiant’s management had done.

73. The Background Section also fails to state how many parties Radiant “engaged in a limited exchange of due diligence materials with” in or around June 2010, whether the number of parties to which the Company’s management gave presentations differed from the former number, and, if so, why.

74. The Background Section does not describe why “Party B” indicated that the Company was not a good strategic fit in or around July 2010.

75. Moreover, the Background Section fails to explain why the Board formally engaged both Jefferies and SunTrust to advise it in connection with a proposed transaction in May 2011, and how such companies were selected.

76. The Background Section also fails to describe the criteria used to identify the eight parties contacted by Jefferies during the week of May 24, 2011, and the “additional information” that was provided to four of the eight parties that signed non-disclosure agreements.

77. The Background Section does not explain why “Party E” informed Jefferies “that it was not in a position to make an acquisition proposal for the Company” on June 1, 2011.

78. Additionally, the Background Section fails to disclose whether any potential acquirors besides NCR were given “extensive, in-person presentation[s]” similar to that given to

NCR in or around June 2011, and whether any potential acquirors besides NCR were provided access to the Company’s electronic data room.

79. The Background Section also fails to explain why “Party F” informed Jefferies “that it was not interested in pursuing an acquisition of the Company” on June 7, 2011.

80. The Background Section does not state which “material open issues in the merger agreement were resolved during the June 29, 2011 call,” whether such issues were discussed prior to June 29, 2011, and, if so, the content of such discussions.

81. The Background Section states that “[b]etween July 8, 2011 and July 10, 2011, DLA Piper and Womble negotiated and finalized the open items in the merger agreement, including provisions relating to the debt commitment letter and the circumstances under which the termination fee would be payable,” but does not describe what additional “open items” were finalized.

82. The Recommendation Statement is also deficient in its disclosure of material financial information relating to the present and future value of the Company. Although the Recommendation Statement discloses certain of Jefferies’ conclusions and recommendations, it omits material information about the assumptions used to support its various analyses. The Recommendation Statement fails to disclose certain underlying methodologies, projections, key inputs and multiples relied upon and observed by Jefferies in conducting its analysis in support of the Fairness Opinion concerning the Proposed Transaction. This information is material to shareholders so they can properly assess the credibility of the various analyses performed by Jefferies and purportedly relied upon by the Board in recommending the Proposed Transaction.

83. With regard to Jefferies’ Selected Public Company Analysis, the Recommendation Statement fails to disclose Jefferies’ selection criteria for the comparable companies.

84. With regard to Jefferies’ Selected Transactions Analysis, the Recommendation Statement does not disclose:

a.	Jefferies’ selection criteria for the transactions used in the analysis;

b.	the range, median, or mean of the multiples for each transaction; and

c.	whether any of the target companies were not publicly traded at the time of their acquisition, and, if so, which companies.

85. With regard to Jefferies’ Discounted Cash Flow Analysis, the Recommendation Statement does not disclose:

d.	why Jefferies relied on financial projections provided by the Company’s management;

e.	the unlevered free cash flows provided to Jefferies by the Company’s management;

f.	which financial metric the multiple ranges of 10.0x to 12.0x were applied to in calculating Radiant’s terminal value; and

g.	the inputs used in calculating the weighted-average cost of capital of 11.2%.

86. Unless and until all of the foregoing material deficiencies in the Recommendation Statement are corrected, Radiant shareholders cannot possibly hope to engage in an educated and fully informed vote on the merits of the Proposed Transaction. If the Proposed Transaction is allowed to proceed before these deficiencies are corrected, Radiant shareholders will forever lose their ability to cast such a vote.

87. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiffs and other members of the Class of the true value of their Radiant investment. Plaintiffs and other members of the Class will suffer irreparable harm unless actions of Defendants are enjoined and a fair process is substituted.

88. Plaintiffs and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

89. Plaintiffs repeat and reallege each allegation previously set forth herein.

90. The Individual Defendants have knowingly or recklessly and in bad faith violated fiduciary duties of due care, good faith, fair dealing, candor and loyalty owed to the public shareholders of Radiant common stock and have acted to put their interests ahead of the interests of Radiant’s shareholders.

91. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, acting individually and as part of a common plan, knowingly or recklessly and in bad faith attempted to unfairly deprive Plaintiffs and other members of the Class of the true value of their investments in Radiant.

92. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into the Proposed Transaction without regard to the fairness of the transaction to Radiant’s shareholders.

93. Consummation of the Proposed Transaction on the terms proposed by NCR will deny Plaintiffs and other Class Members the right to share proportionately and equitably in the true value of Radiant’s profitable business, and future growth in profits and earnings.

94. The Recommendation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

95. The misleading omissions and disclosures by the Individual Defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of the Individual Defendants’ failure to provide full and fair disclosures, Plaintiffs and the Class will be stripped of their ability to make an informed decision on whether to tender their shares in the Tender Offer.

96. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly and in bad faith failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and other members of the Class.

97. As a result of the Individual Defendants’ unlawful actions, Plaintiffs and the Class will be irreparably harmed. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly, and in bad faith, breach the fiduciary duties they owe to Plaintiffs and the Class.

98. Plaintiffs and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary

Duty Against the Company and NCR

99. Plaintiffs repeat and reallege each allegation previously set forth herein.

100. The Company and NCR have aided and abetted the Individual Defendants in their breaches of fiduciary duty. The Company and NCR knew of the Individual Defendants’ breaches of fiduciary duty, and actively and knowingly have encouraged and participated in said breaches in order to obtain the substantial financial benefits that the Proposed Transaction would provide it at the expense of Radiant’s stockholders. Such breaches of fiduciary duty could not, and would not, have occurred but for the improper action and wrongful conduct of Defendants Radiant and NCR.

101. NCR participated in the breaches of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. NCR will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. NCR will benefit from the Transaction of the Company at a grossly inadequate and unfair price if the Proposed Transaction is consummated.

102. Plaintiffs and the Class will be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, on behalf of themselves and other public holders of Radiant, demand judgment as follows:

A.	Declaring this action properly maintainable as a class action;

B.	Enjoining, preliminarily and permanently, defendants from taking any steps to consummate the Proposed Transaction, including the initiation of any defensive measures that would inhibit the Individual Defendants’ ability to maximize value for Radiant shareholders;

C.	Declaring that the conduct of the Individual Defendants in approving the Proposed Transaction and failing to negotiate in good faith with NCR and the other acts and omissions set forth herein are breaches of the Individual Defendants’ fiduciary duties;

D.	Requiring Defendants to fully disclose all material information regarding the Proposed Transaction;

E.	Declaring that Radiant and NCR have aided and abetted the Individual Defendant’s breaches of fiduciary duty;

F.	Directing Defendants, jointly and severally, to account to Plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

G.	Requiring the Individual Defendants to conduct a fair process to evaluate the Company’s value and any available maximizing strategic alternatives;

H.	Awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts, and, if applicable, pre-judgment and post-judgment interest; and

I.	Granting Plaintiffs and the other members of the class such other and further relief as is just and equitable, including all injunctive relief as alleged heretofore.

Submitted this 27th day July 2011.

HOLZER HOLZER & FISTEL, LLC

/s/ Corey D. Holzer

Corey D. Holzer

Georgia Bar Number: 364698

Michael I. Fistel, Jr.

Georgia Bar Number 262062

Marshall P. Dees

Georgia Bar Number: 105776

William W. Stone

Georgia Bar Number: 273907

200 Ashford Center North, Suite 300

Atlanta, Georgia 30338

Telephone:	770-392-0090
Facsimile:	770-392-0029

FARUQI & FARUQI, LLP JUAN E. MONTEVERDE* 369 Lexington Avenue, 10th Floor New York, New York 10017 Tel: (212) 983-9330 Fax: (212) 983-9331

Application for admission

pro hac vice to be filed.

Counsel for Jay Phelps and Proposed Co-Lead Counsel

BARRACK RODOS & BACINE

Jeffrey W. Golan

Julie B. Palley

3300 Two Commerce Square

2001 Market Street

Philadelphia PA 19130

Telephone: (215) 963-0600

Counsel for Oakland County Employees’

Retirement System and Proposed Co-Lead

Counsel

CHITWOOD HARLEY HARNES LLP

Christi A. Cannon

Georgia Bar No. 107869

2300 Promenade II

1230 Peachtree Street, NE

Atlanta GA 30309

Telephone: (404) 873-3900

Facsimile: (404) 876-4476

Counsel for Oakland County Employees’

Retirement System

WOOD, HERNACKI & EVANS, LLC

L. Lin Wood

Georgia Bar No. 774588

Stacey Godfrey Evans

Georgia Bar. No. 298555

1180 West Peachtree Street, Suite 2400

Atlanta, Georgia 30309

Telephone: (404) 891-1402

Facsimile: (404) 506-9111

LABATON SUCHAROW LLP Christine S. Azar Peter C. Wood, Jr. 300 Delaware Ave., Suite 1225 Wilmington, Delaware 19801 Telephone: (302) 573-2530 Facsimile: (302) 573-2529

LABATON SUCHAROW LLP Christopher J. Keller Michael W. Stocker 140 Broadway New York, NY 10005 Telephone: (212) 907-0700 Facsimile: (212) 818-0477 Counsel for City of Worcester Retirement System

VERIFICATION

I, MICHAEL I. FISTEL, JR. hereby declare as follows:

I am proposed co-lead counsel for Plaintiffs in the above-entitled actions. Plaintiffs in the above-entitled action are, and were at all relevant times hereto, shareholders of Radiant Systems, Inc. Plaintiffs, by and through their counsel, have performed an extensive investigation that included, among other things, a review of relevant filings with the U.S. Securities and Exchange Commission and public disclosures of information, including through national business wires. As such, I am informed and believe that the matters stated in the Complaint are true, and on that ground, I allege that the matters stated therein are true.

Executed this 27th day of July, 2011, in Atlanta, Georgia.

/s/ Michael I. Fistel, Jr.
Michael I. Fistel, Jr.

Sworn to and subscribed to before me this 27th day of July, 2011

/s/ Cara yeung
Notary Public My Commission Expires: